Exhibit 99.1

Cenovus releases 2012 corporate responsibility report

CALGARY, Alberta (July 11, 2013) – Cenovus Energy has published its 2012 corporate responsibility report detailing the company’s efforts to protect the health and safety of its workers, safeguard the environment, invest in and engage with local communities and maintain the highest standards of corporate governance and transparency.

“We’re committed to developing our energy resources in a responsible and environmentally-conscious way,” said Jim Campbell, Cenovus Vice-President of Government Affairs & Corporate Responsibility. “This report allows our stakeholders to track our progress and see how we’re living up to that commitment.”

Cenovus’s corporate responsibility highlights for 2012 include:

•                  Investing millions of dollars in innovation and research to support more than 100 ongoing technology development projects, three-quarters of which could have environmental benefits

•                  Spending more than $1 billion with local companies in Cenovus’s operating areas, of which about a third went to Aboriginal-owned businesses and joint ventures

•                  Signing two additional long-term agreements with First Nations communities. The company now has a total of four community agreements that allow Cenovus and First Nations communities in its operating areas to mutually benefit from energy development

•                  Donating 800 used office suites to hundreds of local charities and non-profit organizations in Calgary through The Cenovus Suite Give-Away

•                  Making a significant commitment to the Global Corporate Challenge to track steps and other physical activity by being the Canadian company with the largest number of teams entered and more than one-third of staff members participating

•                  Being named to the Dow Jones Sustainability World Index for the first time. Cenovus was the only Canadian oil and gas company to make the index last year. Since then, the company has also been named by Corporate Knights to its Global 100 list of the world’s most sustainable corporations

“Being a leader in corporate responsibility is not only the right thing to do, it’s good for our bottom line,” said Craig Stenhouse, Cenovus Group Lead, Corporate Responsibility. “Since Cenovus was formed three-and-a-half years ago, we’ve been recognized as among the best corporate citizens in the world and we’re always looking for ways to improve.”

Cenovus’s corporate responsibility report uses the Global Reporting Initiative as a framework and aligns its performance measures with standards set out by the Canadian Association of Petroleum Producers Responsible Canadian Energy™ program. The full 2012 report is available at cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $29 billion. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Rhona DelFrari
Director, Media Relations
403-766-4740